Traq365

The first *real* AI-driven conversation intelligence platform for sales leaders and their teams.



TRAQ365.COM

Sales cycles are getting longer and more complex.

75%

of B2B sales cycles take 4+ months to close (25% take 7+ months)

22%

the average length of a B2B sales cycle increased 22% in the last 5 years

8

decision makers are involved in the purchasing process, making sales more complex than ever before

Salespeople are spending too much time inputting *inaccurate* information.

Sales professionals typically spend **8-12 hours each week** documenting calls **($20k/year in time that could be spent selling).**

With so many manual tasks, salespeople only spend **1/3 of their time actually selling.**

Scrambling from call to call, salespeople **fail to recollect key details** when entering notes and sharing with team leaders.



Conversational intelligence platforms have always focused on the performance of the salesperson - **never on the buyer themselves.**

01 — OUTDATED

Current platforms **only store client basics** and manual sales notes

02 — LIMITED

Sales managers still have **limited visibility into deals** and the customer trends that drive them

03 — INACCURATE

Customer sentiments are often **lost in translation**

Traq365 analyzes conversations to identify insights, trends, patterns and actionable intelligence.

Unprecedented visibility into what the buyer is thinking.



Records conversations, extracts unique, meaningful, and actionable insights
Traq365
Eliminates mundane sales tasks & human errors
Informs leadership via AI-powered reports

$20K per year **savings per employee** plus:

- Comprehensive understanding of customer needs
- Precise, actionable revenue forecasting
- Automated ranking of leads



A massive leap forward in conversational intelligence tools

Traq365 records, analyzes, and stores conversations so sales teams can focus on customer relationships.

Traq365 complements & enhances the capabilities of existing CRMs and operates as its own independent platform.

01.

Recorded and transcribed sales calls

02.

Analysis and action items for each conversation

03.

Stored in one place and accessible throughout the organization







Traq365 is priced at $60 per seat **for professional and enterprise customers.**



PROFESSIONAL

Core Da Vinci™ AI trained on industry best practices and conversational insights

$60 per user

$0 platform fee

ENTERPRISE

Customized Da Vinci™ AI configured to address customer's unique needs & sales process

$60 per user

$1,200 platform fee

(monthly)



Companies are investing in data-driven conversational intelligence.



The Conversational AI market will be a

$25B+ market

by 2028

22.6% CAGR

Leaders see that data-driven strategies deliver an

8x ROI

Incumbent platforms are built for sellers.

Traq365 provides deeper insights into each buyer and their decision making process.


High Analytics
Traq365
Enhances the abilities of CRMs and delivers unprecedented insight into the buyer's decision-making process.
CHORUS
GONG
Seller Insight Focus
Buyer Insight Focus
Otter.ai
Call Recording & Transcription Tools
Sales Methodologies: MEDDIC, BANT, NEAT, SNAP, & SPIN
Low Analytics

We land and expand with our customers and become more important to them as they scale their sales teams.

- **More Intelligent As You Go**

  AI gets more intelligent over time, identifying additional insights, actionable intelligence, patterns and trends.

- **Core AI for Exponential Intelligence**

  Da Vinci™ AI learns across numerous organizations and becomes more robust as its customer base grows, adding **additional value with each customer gained (network effect).**


Traq365
Core Da Vinci™ AI
Smarter Insights
Deeper Understanding of the Organization
More Comprehensive Analysis
Custom Da Vinci™ AI
Smarter Insights
Deeper Understanding of the Organization
More Comprehensive Analysis
Bespoke AI Unique to Organization



We're raising

$1M

to bring Traq365 to market

- ☑ Continue development of the Traq365 platform
- ☑ Advance Da Vinci™ AI
- ☑ Scale sales and marketing
(advertising, social media, and partnerships)

Founded by industry leaders who have delivered millions in sales revenue

Adam Rubenstein

CHIEF EXECUTIVE OFFICER

- Serial entrepreneur with **two successful exits** (Motionpoint & Convenience Products)
- Built and led sales team to $42M in revenue across 1,200 top tier clients

Peter Rice

CHIEF TECHNOLOGY OFFICER

- **25+ years** of software development, web technology, IT infrastructure and business management

Chris Rice

CHIEF EXPERIENCE OFFICER

- **20+ years** in UX/UI design and coding oversight

Designed for adaptability

Our roadmap makes us uniquely positioned to succeed in the market for Conversation Intelligence Tools



2021 YTD

- MVP complete and functioning
- Beta testing with launch partners to rave reviews

2021-2022

- Continuously refine the platform and AI technology
- Ramp up marketing and sales efforts to gain market share

2023+

Land and expand strategy

- Adaptable conversational insight technology and custom AI to land and expand
- Growth across new industries and applications

Forward looking projections can't be guaranteed

Our data, AI, and platform enable high margin, recurring SaaS revenues that grow with existing customers as we take on new ones.

Revenues
Y1: $243,600
Y2: $1,663,800
Y3: $4,826,400



$5,000,000
$3,750,000
$2,500,000
$1,250,000
$0
Y1
Y2
Y3
• 6,140 Users
• 204 Enterprise Clients
• $4,826,400 Revenue
• $2,962,450 Expenses
• $1,863,950 Net Rev.

Forward looking projections can't be guaranteed

Additional Information

Learn more about Traq365 and founder Adam Rubenstein:

- **"Sales AI like you've never seen - and you're going to love it!"**
  https://adbl.co/3r1BUap
- **"Your Customer is Talking. Are You Listening?"**
  https://bit.ly/2VrWSTT
- **"The Sales Conversation is The Single Source of All Truth"**
  https://bit.ly/2T3py4S
- **"Is Your Sales Coaching Skewed?"**
  https://bit.ly/3r7S3ef
- **"5 Things I Wish Someone Told Me Before Became A CEO"**
  https://bit.ly/3hvCg5V



Traq365
SALES SOLUTIONS FOR...
PRODUCT
WHY US
PRICING
RESOURCES
Is Your Sales Coaching Skewed?
Over the years, I've spent a lot of time, money, and effort on sales coaching, ranging from sales training events to new hire mentoring to certifications to weekly reinforcement topics and, of course, many forms of individualized coaching. All of these efforts have the same goal: improving how the sales team sells.
And in the process, I've noticed a few trends.
Teams are often composed of motivated B-quality performers and a few A-quality superstars. (Anyone falling below company standards is let go). Then there are the sales managers and trainers, those with proven track records who have been tasked with developing sales teams. We use this process in our company, and like you, we are careful and rigorous in our hiring and selection. Because of that dedicated effort, our overall sales talent is typical to that of our industry.


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Close Report
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Topics Report
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View by
Frequency
Period
This Week
User
Adam Rubenstein
Manage Topics
Trending up
challenge
↑ 300%
This week: 24 | Last week: 8
Trending down
competitors
↓ 50%
This week: 4 | Last week: 8
Highest Frequency
broken
found in:
12 Calls
6 Notes
annoyed 24 in: 2 Accounts | 4 Opportunities | 3 calls
annoying 20 in: 2 Accounts | 4 Opportunities | 3 calls
attack 19 in: 2 Accounts | 4 Opportunities | 3 calls
attacking 18 in: 2 Accounts | 4 Opportunities | 3 calls
bad 17 in: 2 Accounts | 4 Opportunities | 3 calls
behind 16 in: 2 Accounts | 4 Opportunities | 3 calls
biased 14 in: 2 Accounts | 4 Opportunities | 3 calls
broken 12 in: 2 Accounts | 4 Opportunities | 3 calls
can't 11 in: 2 Accounts | 4 Opportunities | 3 calls
certainly not 10 in: 2 Accounts | 4 Opportunities | 3 calls
challenge 9 in: 2 Accounts | 4 Opportunities | 3 calls
challenges 8 in: 2 Accounts | 4 Opportunities | 3 calls
challenging 7 in: 2 Accounts | 4 Opportunities | 3 calls
changing 6 in: 2 Accounts | 4 Opportunities | 3 calls
competitor 5 in: 2 Accounts | 4 Opportunities | 3 calls
competitors 4 in: 2 Accounts | 4 Opportunities | 3 calls

Thank You

Adam Rubenstein

Chief Executive Officer

Sources

- https://belkins.io/blog/appointment-setting/b2b-sales-cycle-and-ways-to-accelerate-it
- https://research.hubspot.com/how-salespeople-learn?_ga=2.161572924.1683232811.1559563142-54427254.1534474280
- https://www.callrail.com/blog/conversation-intelligence/
- https://www.gartner.com/en/sales/insights/b2b-buying-journey
- https://www.goodfirms.co/blog/top-free-open-source-crm-software-solutions
- https://www.grandviewresearch.com/industry-analysis/customer-relationship-management-crm-market
- https://www.klipfolio.com/metrics/sales/sales-cycle-length
- https://www.mattallendevelopment.com/post/latest-trends-in-b2b-sales
- https://www.saasworthy.com/blog/crm-statistics-2021-what-to-look-for/
- https://www.superoffice.com/blog/crm-software-statistics/
- https://www.swordandthescript.com/2020/09/b2b-sales-cycles/
- https://www.talkwalker.com/blog/conversational-intelligence
- https://www.tenfold.com/7-ways-to-accelerate-your-b2b-sales-cycles
- https://www.marketwatch.com/press-release/conversational-ai-market-size-worth-usd-2504-billion-in-2028-market-trends-increasing-application-of-chatbots-for-customer-retention-2021-05-04?siteid=bigcharts&dist=bigcharts&tesla=y